June 24, 2005
Mail Stop 4561

By U.S. Mail and facsimile to (516) 706-8440

Mr. Steven Cohen, President
North Shore Capital Advisors Corp.
20 Marlin Lane
Port Washington, New York 11050

      Re:	North Shore Capital Advisors Corp.
      Registration Statement on Form 10-SB
      Filed June 8, 2005
		File No. 000-51245

Dear Mr. Cohen:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. All Exhibits on Edgar have been coded as "99" rather than the Exhibit numbers listed in your index. Please file these under the correct exhibit designations set forth in item 601 of Regulation S-B.
In addition, the designations set forth on the actual exhibits are also incorrect. For example, your response to previous comment 5 states you have filed the letter from Silverstain & Weiss as exhibit
16 when, in fact, it has been filed under Exhibit 5 with various other exhibits.
2.
We note NSCA has agreements with three corporations to act as a broker in potential merger transactions. However, you have not registered as a broker-dealer with the Commission as required by
Section 15 of the Securities Exchange Act of 1934. Please provide an explanation as to why you believe NSCA is in compliance with the Securities Exchange Act of 1934.

3. You have stated that you provide valuations and other similar research for companies in connection with mergers. However, you are not registered as an investment advisor with the Commission. Please provide us with a written response explaining why you believe that you are in compliance with the Investment Advisers Act of 1940.

4. Please advise us as to whether Gold Coast Advisors is aware of Mr.
Cohen`s involvement with NSCA. If so, please explain how Gold Coast and Mr. Cohen intend to comply with the Investment Advisers Act of 1940 and rules thereunder with regard to his involvement with NSCA.
If Mr. Cohen has not made Gold Coast aware of his involvement with NCSA, please explain how this complies with the Investment Advisers
Act of 1940 and rules thereunder.

Coverpage

5. Please revise your coverpage which describes your filing as the "registration for small business issuers pursuant to section
12(b)."
You are registering under Section 12(g) of the Act.

Description of Business
Our Company, page 4

6. Please modify this section to reflect your current experience and business. For example, you describe your "Mergers" experience, you should reflect the fact that you have not been involved in any of these activities yet.

7. In the penultimate paragraph of this section, please describe the investment banking agreements you have entered into with the three clients mentioned.

Historical Operations, page 5

8. You state that you have relied upon "an exemption set forth in Rule 504 of Regulation D" for the private placement that took place in February 2005. Please provide more detailed information as to how this transaction meets the specific criteria of Rule 504. In addition, wherever exemptions from registration are mentioned, please be sure to provide the adequate details to support each exemption.

Selection of Business Opportunities, page 6

9. In the penultimate paragraph of this section, you state that "management expects to focus on the percentage of the Company which the other company`s shareholders would acquire in exchange for their
shareholdings in that company."   Please elaborate on the meaning
of
"expects to focus on" in this paragraph.

Management`s Discussion and Analysis, page 7

10. In your discussion of operations you state that NCSA generated approximately $2,000 in revenues from operations from January 1, 2005 to date. As of March 31, 2005 actual revenues from operations were only $1,291. Your approximation is 55% more than actual revenues. Please revise as necessary in this section and throughout the registration statement.

Liquidity and Capital Resources, page 7

11. Please explain that this is an informal "lending agreement" with no obligation on the part of the principal shareholder to lend anything.

Certain Relationships and Related Transactions, page 15

12. Please disclose Ms. Davidowitz`s role as both client and shareholder. In addition, please disclose any affiliations other shareholders may have with clients.

Changes in and Disagreements with Accountants, page 17

13. Please revise to specifically state whether your former
auditor
resigned, declined to stand for re-election, or was dismissed.
Disclose the date your relationship ended.  Please refer to Item
304
(i) of Regulation S-B.

14. Please revise paragraph three to cover any subsequent interim period from the date of the last audited financial statements to the date the relationship ended.

Cautionary Note about Forward-Looking Statements, page 19

15. Please review Section 27A and Section 21E of the securities acts and then delete these references in this section. Your company is not covered by these provisions.

Closing Comments

       As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ben Phippen at (202) 551-3697 or Don Walker at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3418 with any other questions.

								Sincerely,



								William Friar
								Senior Financial Analyst

cc:	David Selengut
      Ellenoff, Grossman, & Scholl
      370 Lexington Avenue, 19th Fl.
      New York, NY 10017
	Facsimile: (212) 370-7889
North Shore Capital Advisors Corp.
Mr. Steven Cohen
June 24, 2005
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